Exhibit 99.1

J-Star Announces Strategic Plan to Exit China and Accelerate Expansion in the United States

Taichung City, Taiwan – January 06, 2026 — J-Star Holding Co., Ltd. (Nasdaq: YMAT) (“J-Star” or the “Company”), a leading provider of innovative carbon fiber and composite solutions serving diverse applications including personal sports equipment, healthcare products, automobile parts, resin systems, and research and development services, today announced a strategic plan to substantially exit its China operations and reallocate resources toward expansion in the United States, automation-driven manufacturing, and innovation-led growth.

This decision reflects J-Star’s proactive response to increasing geopolitical uncertainty, evolving regulatory and policy dynamics in China, and a broader trend of multinational companies reducing their direct exposure to the region. Recent actions by global manufacturers, including Canon and Mercedes-Benz, underscore the shifting global manufacturing landscape. As a Taiwan-based company, J-Star believes it is prudent to reduce operational exposure in China while strengthening its global footprint elsewhere.

As part of this strategy, J-Star plans to establish its first automated production line in the United States and significantly curtail its activities in China. This move is expected to further align the Company with its long-term vision focusing on high-value innovation through design, material science, and automated production technologies.

Strategic Rationale and Key Initiatives

●	Exit from China-Focused OEM Manufacturing: J-Star will continue its transition away from traditional OEM manufacturing activities in China, placing greater emphasis on proprietary design, research and development, and intellectual property creation.
●	U.S. Expansion and Automation: The Company is preparing to develop its first automated production line in the United States, supporting higher efficiency, supply-chain resilience, and proximity to key customers.
●	Asset-Light Operating Model: J-Star will increasingly leverage third-party manufacturers for production, utilizing the Company’s proprietary raw materials and intellectual property. This approach is designed to ensure highly competitive costs without compromising quality, while also improving working capital efficiency.
●	Enhanced Focus on Innovation: Resources will be reallocated toward advanced material development, product design, and automation capabilities, which management believes are central to J-Star’s long-term competitive advantage.

China Entity Status and Planned Actions

J-Star currently has interests in four China-based entities, as outlined below:

●	YMA Composite Materials (DG) Co., Ltd., 19.5% equity investment
●	Forwell Sports Equipment Limited, 19.5% equity investment
●	Bohong Technology Jiangsu Co., Ltd., 100%-owned subsidiary
●	Dongguan Changrong New Material Technology Co., Ltd., 100%-owned subsidiary

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The Company intends to write off its two minority manufacturing investments, which together represent a long-term investment value of approximately US$1.7 million. Bohong Technology Jiangsu Co., Ltd., although wholly owned, has no active operations and will be dissolved and subsequently deregistered with the PRC business registration authority. J-Star will retain Dongguan Changrong New Material Technology Co., Ltd. solely for limited trading purposes during the transition period.

Positioning for Long-Term Growth

Management believes these actions will strengthen J-Star’s risk profile, enhance operational flexibility, and position the Company for sustainable long-term growth in key global markets—particularly the United States.

“This strategic realignment reflects our commitment to building a more resilient, innovation-driven, and globally competitive J-Star,” said Sam Van, Chief Executive Officer of J-Star. “By reducing direct exposure to geopolitical risk and focusing our resources on automation, material science, and IP-driven growth, while being close to customers, we believe we are taking decisive steps to accelerate growth and enhance shareholder value.”

About J-Star Holding Co., Ltd.

J-Star (NASDAQ: YMAT) is a holding company with operations conducted through subsidiaries in Taiwan, Hong Kong, and Samoa with its headquarters in Taiwan. J-Star’s predecessor group was established in 1970, and has accumulated over 50 years of know-how in material composites industry. J-Star develops and commercializes the technology on carbon reinforcement and resin systems. With decades of experience and knowledge in composites and materials, J-Star is able to apply its expertise and technology to design and manufacture a great variety of lightweight, high-performance carbon composite products, ranging from key structural parts of electric bicycles and sports bicycles, rackets, automobile parts to healthcare products. Visit j-starholding.com and ymacorp.com to learn more.

Forward Looking-Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and J-Star specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Matt Chesler, CFA

FNK IR

646-809-2183

investor@j-starholding.com

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